SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 8-A/A

                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                                 BBN Corporation
              ----------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                  Massachusetts
                 ----------------------------------------------
                 (State or other jurisdiction of incorporation)

             I-6435                                     04-2164398
------------------------                 ---------------------------------------
(Commission File Number)                 (I.R.S. Employer Identification Number)

             150 CambridgePark Drive, Cambridge, Massachusetts 02140
             -------------------------------------------------------
               (Address of principal executive offices) (zip code)

       Registrant's telephone number, including area code: (617) 873-2000

       Bolt Beranek and Newman Inc. 10 Fawcett Street Cambridge, MA 02238
       ------------------------------------------------------------------
         (Former name or former address, if changed since last report.)


        Securities to be registered pursuant to Section 12(b) of the Act:


                          Common Stock Purchase Rights
              -----------------------------------------------------
                                (Title of class)

                             New York Stock Exchange
                  ---------------------------------------------
                   (Name of each exchange on which each class
                              is to be registered)

        Securities to be registered pursuant to Section 12(g) of the Act:



                                      None
                        --------------------------------
                                (Title of class)




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Item 1.  Description of Registrant's Securities to be Registered.
         --------------------------------------------------------

         Item 1 of the Form 8-A is hereby amended so as to read in its entirety as follows:

         On June 23, 1988, BBN Corporation f/k/a Bolt Beranek and Newman Inc. (the "Company") declared a dividend distribution of one common stock purchase right (a "Right"; collectively, the "Rights") for every outstanding share of Common Stock, $1.00 par value (the "Common Stock"), of the Company. The distribution was payable on July 15, 1988 (the "Dividend Record Date") to shareholders of record at the close of business on the Dividend Record Date. The description and terms of the Rights are set forth in a Common Stock Rights Agreement between the Company and The First National Bank of Boston, as Rights Agent (the "Rights Agent"), as amended by an Amendment No. 1 to the Common Stock Rights Agreement dated May 5, 1997 (collectively, the "Rights Agreement"). The Rights Agreement contemplates the issuance of one Right for every share of Common Stock issued and outstanding on the Dividend Record Date. The Rights Agreement also contemplates the issuance of one Right for each share of Common Stock which is issued on or after the Dividend Record Date and prior to the Distribution Date (as that term is defined below), subject to the existence on the date of issuance of such Rights of a sufficient number of shares of Common Stock which are authorized by the Company's charter but are not outstanding or reserved for issuance for purposes other than upon exercise of the Rights issued on such date, to permit the exercise in full of all Rights to be issued on such date. Each Right entitles the registered holder to purchase from the Company one share of Common Stock at a price of $90.00 per share (the "Purchase Price"), subject to adjustment.

         Initially, the Rights will attach to all outstanding shares of Common Stock, and no separate Rights Certificates will be issued. The Rights will separate from the Common Stock upon the earlier to occur of (i) the date which is the 10th business day following a public announcement that a person or affiliates or associates of such person (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership (determined as provided in the Rights Agreement) of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) the 10th business day following the commencement or announcement of an intention to make a tender offer or exchange offer which would result in a person or its affiliates or associates owning 30% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"). Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Dividend Record Date upon transfer or new issuance of the Company's Common Stock will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any of the Company's Common Stock certificates will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, if any, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the

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close of business on the Distribution Date and such separate Right  Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on June 23, 1998 (the "Expiration Date").

         The Purchase Price payable, and the number of whole or fractional shares of the Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for shares of the Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of the earnings or retained earnings of the Company) or of subscription rights or warrants (other than those referred to above.)

         In the event that, at any time following the Stock Acquisition Date, the Company were acquired in a merger or other business combination (other than a merger described in the following sentence) or 50% or more of its assets or earning power were sold, proper provision shall be made so that, except as described in the last sentence of this paragraph, each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of whole or fractional shares of common stock of the acquiring company (or, in the event of a transfer of assets or earning power involving more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would have a market value of two times the exercise price of the Right. In the event that, at any time following the Distribution Date (but before the events described in the first sentence), (i) the Company were the surviving corporation in a merger with an Acquiring Person and its Common Stock were not changed or exchanged, (ii) an Acquiring Person engages in one of the self-dealing transactions specified in the Rights Agreement, or (iii) during such time as there is an Acquiring Person,
(A) an event occurs which results in such Acquiring Person's proportionate ownership interest being increased by more than 1% or (B) there shall be a reduction in the annual rate of dividends paid on the shares of Common Stock (except as approved by a majority of the "Continuing Directors"), proper provision shall be made so that, except as described in the last sentence of this paragraph, each holder of a Right will thereafter have the right to receive upon exercise that number of whole or fractional shares of the Common Stock (or, in certain circumstances, cash, property, or other securities of the Company) having a market value of two times the exercise price of the Right. The term "Continuing Directors" is defined in the Rights Agreement as a director of the Company who is not an affiliate or associate of an Acquiring Person and who was a member of the Board of Directors of the Company on June 23, 1988 or was recommended for election by a majority of the Continuing Directors in office at the time of nomination. Upon the occurrence of any of the events described in this paragraph (as defined in the Rights Agreement, a "Common Stock Event"),

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any Rights that are, or (under  certain  circumstances  specified  in the Rights
Agreement) were, beneficially owned by an Acquiring Person shall immediately become null and void.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. The Company is not obligated to issue fractional shares of any securities and, in lieu thereof, at the election of the Company, an adjustment in cash may be made based on the market price of such securities on the last trading date prior to the date of exercise.

         At any time prior to the Expiration Date, the Company, by a two-thirds vote of the Continuing Directors, may redeem the Rights at a redemption price of $.01 (the "Redemption Price"), as described in the Rights Agreement. Immediately upon the action of the Continuing Directors of the Company electing to redeem the Rights, the Company shall make a public announcement thereof, and upon such election, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         While the Company believes that neither the distribution of the Rights nor the subsequent separation of the Rights on the Distribution Date should be taxable to stockholders, stockholders may, depending upon the circumstances, recognize taxable income upon the occurrence of a Common Stock Event. Neither the distribution of the Rights nor the subsequent separation of the Rights will be taxable to the Company.

         The Rights Agreement may be amended in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to change any time period for redemption under the Rights Agreement. After the Stock Acquisition Date, amendments require the approval of two-thirds of the Continuing Directors.

         The form of Common Stock Rights Agreement, dated as of June 23, 1988, between the Company and The First National Bank of Boston, as Rights Agent, specifying the terms of the Rights (including as exhibits the form of Right Certificate and the Summary of Rights) is attached as an exhibit to the Form 8-A filed by the Company on June 23, 1988 and is incorporated herein by reference. The form of Amendment No.1 to the Common Stock Rights Agreement, dated as of May 5, 1997, between the Company and the Rights Agent, is attached hereto as an exhibit and is incorporated herein by reference. Such Amendment amends the terms of the Rights by (a) excluding from the definition of an "Acquiring Person" any Person who or which, together with all Affiliates, becomes the Beneficial Owner of 20% or more of the outstanding shares of Common Stock of the Company solely as a result of the transactions relating to and contemplated by the Agreement and Plan of Merger dated as of May 5, 1997 by and among the Company, GTE
Corporation and an acquisition subsidiary of GTE Corporation (the "Merger Agreement"), and (b) amending the definition of "Offer

                                       -4-


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Commencement  Date" to exclude the date of commencement  of, or the first public announcement of the intent of GTE Corporation or any of its Affiliates acting pursuant to the terms of the Merger Agreement to commence a tender or exchange offer if upon consummation thereof GTE Corporation or any of its Affiliates would be the Beneficial Owner of 30% or more of the then outstanding shares of Common Stock.

         As of May 5, 1997, there were 21,230,097 shares of Common Stock outstanding. As of May 5, 1997 there were 3,733,729 shares of Common Stock reserved for issuance upon exercise of outstanding Options (both vested and unvested); 2,823,000 shares of Common Stock reserved for issuance upon exercise of the Company's 6% Convertible Subordinated Notes due 2012; and 4,225,000 shares of Common Stock reserved for issuance upon exercise of the Termination Option as defined in Section 8.2 of the Merger Agreement. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each newly issued share of Common Stock, including any such shares which may be issued pursuant to employee benefit plans and the Company's contractual commitments, so that all shares of Common Stock outstanding on the Distribution Date will have attached Rights. As of May 5, 1997, the Company has 21,230,097 Rights outstanding and has reserved 21,230,097 shares of Common Stock for issuance upon exercise of those Rights.

         The Rights may be deemed to have certain anti-takeover effects. The Rights will cause substantial dilution to a person or its affiliates or associates that attempts to acquire the Company on terms not approved by the Continuing Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with a merger or other business combination approved by the Continuing Directors, since the Continuing Directors, by a two-thirds vote, may amend the Rights Agreement or redeem the Rights as described above.

         The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibits.

Item 2.  Exhibits.
         ---------

         The following exhibits are filed herewith as set forth in the Exhibit Index of this Report (or incorporated by reference as indicated below):

                  1. Common Stock Rights Agreement dated as of June 23, 1988 between the Company and The First National Bank of Boston, as Rights Agent, incorporated by reference to
                       Exhibit 1 to the Company's Registration Statement on Form 8-A (Commission File No. 1-6435).

                  2.   Form of Right Certificate, incorporated by reference to
                       Exhibit 2 to the Company's Registration Statement on Form 8-A (Commission File No. 1-6435).


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                  3.   Summary of Common Stock Purchase Rights, incorporated by
                       reference to Exhibit 3 to the Company's Registration Statement on Form 8-A (Commission File No. 1-6435).

                  4. Amendment No.1 to Common Stock Rights Agreement dated as of May 5, 1997 between the Company and The First National Bank of Boston, as Rights Agent.

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                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 BBN Corporation

Dated:  May 12, 1997                             By:   /s/ Paul F. Brauneis
                                                       Paul F. Brauneis
                                                       Vice President
                                                       and Corporate Controller


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                                  EXHIBIT INDEX


The following designated exhibits are filed herewith:

Exhibit
-------

     1. Amendment No. 1 to Common Stock Rights Agreement dated as of May 5, 1997 between the Company and The First National Bank of Boston, as Rights Agent.



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